SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

FORM 11-K

(Mark One)

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 000-22761

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PMA Capital Corporation 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PMA Capital Corporation
Mellon Bank Center, Suite 2800
1735 Market Street
Philadelphia, PA 19103--7590

REQUIRED INFORMATION

Financial statements and schedules for PMA Capital Corporation’s 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are contained in this Annual Report on Form 11-K.

PMA Capital Corporation 401(k) Plan
Financial Statements as of and for the Years
Ended December 31, 2003 and 2002,
Supplemental Schedule as of December 31, 2003
and Independent Auditors’ Report

PMA CAPITAL CORPORATION 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

[DELOITTE LOGO]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator
of the PMA Capital Corporation 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the PMA Capital Corporation 401(k) Plan (the “Plan”) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2003 financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Philadelphia, PA
June 18, 2004

PricewaterhouseCoopers [LOGO]

Report of Independent Auditors

To the Participants and Administrator of the
PMA Capital Corporation 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the PMA Capital Corporation 401(k) Plan (the “Plan”) at December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Philadelphia, PA
June 20, 2003

PMA CAPITAL CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2003	2002

Investments, at fair value	$88,295,527	$69,894,775

Participant loans receivable	1,994,327	1,825,423

Employer's contribution receivable	146,627	58,978

Participants' contributions receivable	280,908	227,080

Net assets available for benefits	$90,717,389	$72,006,256

See accompanying notes to financial statements.

PMA CAPITAL CORPORATION 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

	For the years ended December 31,

	2003	2002

Additions:
Investment Income (Loss):
Net appreciation (depreciation)
in fair value of investments	$11,736,608	$(11,664,864)
Interest and dividends	2,052,000	2,115,479

	13,788,608	(9,549,385)
Contributions:
Participants	5,554,770	5,379,401
Participants rollovers	1,120,410	940,609
Employer	3,201,230	3,097,433

Total additions (deductions)	23,665,018	(131,942)

Deductions:
Participant withdrawals	4,948,670	4,249,688
Administrative expenses and other	5,215	4,856

Total deductions	4,953,885	4,254,544

Net increase (decrease)	18,711,133	(4,386,486)
Net assets available for benefits:
Beginning of year	72,006,256	76,392,742

End of year	$90,717,389	$72,006,256

See accompanying notes to financial statements.

PMA CAPITAL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following brief description of the PMA Capital Corporation 401(k) Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.

A. General

The Plan is a defined contribution plan and is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (“IRC”), allowing contributions to be made by participants on a pre-tax basis under Section 401(k) of the IRC. The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) rules and regulations.

B. Eligibility and Participation

Presently, all active regular full and part time employees of PMA Capital Corporation and its affiliates (the “Company”) are eligible to participate in the Plan upon commencement of their employment.

C. Contributions

Participants and the Company make contributions to the Plan subject to IRC limits. Participants may authorize the Company to withhold up to a maximum of 50% of their compensation each year for employee pre-tax contributions to the Plan. In addition, participants may elect to have the Company withhold up to 10% of their compensation as a voluntary after-tax contribution. The Company, in turn, will make employer matching contributions on behalf of participants equal to $1.00 for each $1.00 of employee pre-tax or after-tax contributions, up to a maximum of 5% of each participant’s compensation. Contributions are subject to certain limitations.

D. Investment Options

At December 31, 2003, contributions were invested, at the election of the participants, in eleven funds (the “Vanguard Funds”) which are managed by The Vanguard Group, an unrelated entity.

PMA CAPITAL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

E. Vesting

When a participant attains age 65, becomes disabled as defined by the Company’s long-term disability plan, or dies, the full value of the employer’s matching contributions, allocated to the account, plus actual earnings thereon, become vested to the participant (or to the participant’s beneficiary in the event of death) and are nonforfeitable. Prior to the occurrence of such an event, the value of the employer’s matching contributions will vest to a participant based on their years of service, as indicated in the following table:

Less than 1 year	0%
1 year	10%
2 years	40%
3 years	60%
4 years	80%
5 years	100%

An employee’s contributions, plus actual earnings thereon, are always 100% vested and nonforfeitable.

Plan participants who cease to be employees are entitled to withdraw participant contributions, including allocated net realized and unrealized gains and losses. In addition, such former employees are entitled to their vested value of allocated Company contributions and earnings thereon, based on years of service.

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

F. Allocation of Investment Income and Realized Gains and Losses

Invested assets of the Plan are valued at the end of each business day, by adjusting the account of each participant to reflect any appreciation or depreciation in the fair market value or income or losses of the funds. Participant accounts are adjusted in proportion to the balance in each participant’s account as compared to the total account balances of all participants’ accounts. The allocation is also affected by the timing of transfers and loan repayments and distributions.

PMA CAPITAL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

G. Withdrawals and Distributions

Withdrawals and distributions of vested account balances are generally made upon retirement, termination, death or disability. A participant’s vested account balance will be distributed in the form of a single lump sum cash payment. However, participants may elect to leave the money in the plan subject to Internal Revenue Service (“IRS”) minimum distribution rules. To the extent amounts are invested in the PMA Capital Corporation Stock Fund (“Company Stock Fund”), a participant may elect to receive such amounts in the Company’s Class A Common Stock or cash.

Plan participants may elect to borrow up to the lesser of 50% of their available vested balance or $50,000 minus their highest outstanding loan balance during the prior twelve month period under the Plan. Participants may apply for multiple loans each plan year, however, no more than two loans may be outstanding at any one time. These interest-bearing loans are secured by the participant’s account balance and are repaid through payroll deductions. The interest rate for all loans is the prime rate in effect on the first business day of the month of the loan application. The maximum loan amounts, repayment terms, and other restrictions are determined in accordance with the IRC.

H. Disposition of Forfeiture

Forfeitures of Company contributions, resulting from the termination of participants with less than fully vested rights under the Plan, are applied to reduce future employer matching contributions. For the years ended December 31, 2003 and 2002, $240,000 and $98,000, respectively, were used to offset employer matching contributions. The amount of forfeited nonvested accounts available to reduce future employer contributions totaled $50,867 and $79,099 at December 31, 2003 and 2002, respectively.

2. Summary of Significant Accounting Policies

A. Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

PMA CAPITAL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

B. Investment Valuation and Income Recognition

Investments in the Vanguard Funds are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Company Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost which approximates fair value.

Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Net appreciation and depreciation in fair value of investments, as presented in the statement of changes in net assets available for benefits, consists of the realized gains and losses and the net unrealized appreciation and depreciation on those investments.

C. Participant Withdrawals

Participant withdrawals are recorded when paid.

D. Participant Loans Receivable

Participant loans receivable are recorded at the original loan amount, plus accrued interest, less subsequent principal and interest repayments.

E. Administrative Expenses

The Company pays certain administrative expenses incurred by the Plan.

F. Risk and Uncertainties

The Plan provides various investment options in funds that invest in stocks, bonds, fixed income instruments and other mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of the investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

3. Investments

During 2003 and 2002, the Plan’s investments, (including gains and losses on investments bought and sold as well as investments held during the year) appreciated (depreciated) in value as follows:

	2003	2002

Vanguard Mutual Funds	$12,768,334	$(11,205,954)
PMA Capital Corporation Stock Fund	(1,031,726)	(458,910)

Total	$11,736,608	$(11,664,864)

PMA CAPITAL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Investments at December 31 are as follows:

		2003
	UNITS/ SHARES		FAIR VALUE
Vanguard Retirement Savings Trust	20,739,289		$20,739,290	*
Vanguard 500 Index Fund	168,400		17,289,577	*
Vanguard Morgan Growth Fund	920,551		13,688,589	*
Vanguard STAR Fund	730,773		12,569,288	*
Vanguard Windsor II Fund	398,577		10,558,299	*
Vanguard Total Bond Market Index Fund	531,802		5,482,877	*
Vanguard International Growth Fund	183,188		2,954,818
Vanguard Explorer Fund	34,926		2,291,812
Vanguard Extended Market Index Fund	54,150		1,443,633
Vanguard Total International Stock Index Fund	24,014		255,507
PMA Capital Corporation Stock Fund	199,578		1,021,837

Total			$88,295,527

		2002
	UNITS/ SHARES		FAIR VALUE
Vanguard Retirement Savings Trust	18,879,828		$18,879,828	*
Vanguard 500 Index Fund	155,946		12,654,980	*
Vanguard Morgan Growth Fund	882,256		9,837,151	*
Vanguard STAR Fund	689,020		9,887,434	*
Vanguard Windsor II Fund	383,973		7,986,642	*
Vanguard Total Bond Market Index Fund	482,178		5,005,009	*
Vanguard International Growth Fund	167,154		2,032,589
Vanguard Explorer Fund	26,131		1,188,683
Vanguard Extended Market Index Fund	36,078		676,095
Vanguard Total International Stock Index Fund	15,942		123,073
PMA Capital Corporation Stock Fund	113,279		1,623,291

Total			$69,894,775

*Indicates that investment is in excess of 5% of net assets available for the plan benefits as of December 31, 2003 and 2002, as applicable.

PMA CAPITAL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4. Related Party Transactions

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transactions rules.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

6. Tax Status

The IRS has determined and informed the Company by a letter dated April 10, 2002 that the Plan is qualified as to form under the appropriate sections of the IRC. Accordingly, the trust established under the Plan is tax-exempt.

PMA CAPITAL CORPORATION 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
as of December 31, 2003

Description of Investment	Current Value

Tax-Exempt Collective Trust
Vanguard Retirement Savings Trust*	$20,739,290

Registered Investment Companies
Vanguard 500 Index Fund*	17,289,577

Vanguard Morgan Growth Fund*	13,688,589

Vanguard STAR Fund*	12,569,288

Vanguard Windsor II Fund*	10,558,299

Vanguard Total Bond Market Index Fund*	5,482,877

Vanguard International Growth Fund*	2,954,818

Vanguard Explorer Fund*	2,291,812

Vanguard Extended Market Index Fund*	1,443,633

Vanguard Total International Stock Index Fund*	255,507

Company Stock Fund
PMA Capital Corporation Stock Fund*	1,021,837

Participant Loans
(interest rates range from 4.0% to 10.9%)*	1,994,327

Total Investments	$90,289,854

*Indicates a party-in-interest.

Exhibits

Exhibits are listed in the Index to Exhibits appearing on page E-1.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PMA Capital Corporation 401(k) Plan

Date: June 28, 2004	By: /s/ John M. Cochrane
John M. Cochrane
Plan Administrator

Index to Exhibits

Number	Description	Method of Filing

23	Consent of Independent Accountants
23.1	Pricewaterhouse Coopers	Filed herewith
23.2	Deloitte & Touche	Filed herewith

E-1